UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Wix.com Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share

(Title of Class of Securities)

M98068105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,171,652
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,171,652
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,132,519
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,132,519
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,132,519*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

CO

* Includes 2,087,302 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		365,466
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

365,466
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		269,002
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

269,002
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		269,002
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

269,002
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		169,668
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

169,668
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		169,668
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

169,668
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		438,670
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

438,670
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 98,732 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		693,753
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

693,753
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

693,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,171,652
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,171,652
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,171,652
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,171,652
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,171,652
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,171,652
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,171,652
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,171,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. M98068105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,171,652
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,171,652
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,171,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,186,034 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. M98068105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, par value NIS 0.01 per share (the “Shares”), of Wix.com Ltd., a corporation incorporated under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 40 Namal Tel Aviv St., Tel Aviv, 6350671 Israel.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
16

CUSIP No. M98068105

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

17

CUSIP No. M98068105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,045,217 Shares beneficially owned by Starboard V&O Fund is approximately $71,044,953, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 2,087,302 Shares by Starboard V&O Fund is approximately $136,872,217, excluding brokerage commissions. The aggregate purchase price of the 365,466 Shares beneficially owned by Starboard S LLC is approximately $24,208,446, excluding brokerage commissions. The aggregate purchase price of the 269,002 Shares beneficially owned by Starboard C LP is approximately $17,827,671, excluding brokerage commissions. The aggregate purchase price of the 70,936 Shares beneficially owned by Starboard L Master is approximately $4,895,487, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 98,732 Shares by Starboard L Master is approximately $6,302,472, excluding brokerage commissions. The aggregate purchase price of the 693,753 Shares beneficially owned by Starboard X Master is approximately $45,972,597, excluding brokerage commissions. The aggregate purchase price of the 541,244 Shares held in the Starboard Value LP Account is approximately $38,267,861, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. M98068105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,462,797 Shares outstanding, as of February 28, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 1, 2022.

A.	Starboard V&O Fund
(a)	As of the close of business on September 16, 2022, Starboard V&O Fund beneficially owned 3,132,519 Shares, including 2,087,302 Shares underlying certain forward purchase contracts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 3,132,519
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,132,519
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on September 16, 2022, Starboard S LLC beneficially owned 365,466 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 365,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 365,466
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on September 16, 2022, Starboard C LP beneficially owned 269,002 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 269,002
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 269,002
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	As of close of business on September 16, 2022, Starboard R LP may be deemed the beneficial owner of 269,002 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 269,002
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 269,002
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on September 16, 2022, Starboard L Master beneficially owned 169,668 Shares, including 98,732 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 169,668
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 169,668
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 169,668 Shares owned by Starboard L Master, including 98,732 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 169,668
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 169,668
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. M98068105

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 269,002 Shares owned by Starboard C LP and (ii) 169,668 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 438,670
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 438,670
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on September 16, 2022, Starboard X Master beneficially owned 693,753 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 693,753
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 693,753
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)

As of the close of business on September 16, 2022, 541,244 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master and (vi) 541,244 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 5,171,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,171,652
4. Shared power to dispose or direct the disposition: 0

21

CUSIP No. M98068105

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)

Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master and (vi) 541,244 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 5,171,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,171,652
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master and (vi) 541,244 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 5,171,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,171,652
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
L.	Principal GP
(a)

Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master and (vi) 541,244 Shares held in the Starboard Value LP Account.

22

CUSIP No. M98068105

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 5,171,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,171,652
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
M.	Messrs. Smith and Feld
(a)

Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master and (vi) 541,244 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,171,652
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,171,652

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
23

CUSIP No. M98068105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Starboard V&O Fund and Starboard L Master entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 2,087,302 Shares and 98,732 Shares, respectively, having an aggregate purchase price of approximately $136,872,217 and 6,302,472, respectively (each a “MS Forward Contract”). Each of the MS Forward Contracts has a final valuation date of December 13, 2023, however, each of Starboard V&O Fund and Starboard L Master has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the MS Forward Contracts provides for physical settlement. Until the settlement date, none of the MS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On September 16, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated September 16, 2022.
99.2	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated September 16, 2022.

24

CUSIP No. M98068105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

25

CUSIP No. M98068105

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. M98068105

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of August 2022 Put Option ($45.00 Strike Price)[1]	(204,000)	0.9152	07/28/2022
Sale of August 2022 Call Option ($80.00 Strike Price)[2]	(134,300)	1.1140	08/04/2022
Sale of Forward Contract	(60,125)	67.9009	08/04/2022
Sale of Forward Contract	(44,834)	68.9105	08/09/2022
Purchase of Common Stock	28,971	78.4279	08/11/2022
Purchase of Common Stock	28,971	78.4279	08/11/2022
Purchase of Common Stock	68,391	77.2051	08/11/2022
Purchase of Common Stock	68,391	77.2051	08/11/2022
Purchase of Common Stock	12,797	77.5373	08/15/2022
Purchase of Common Stock	12,797	77.5373	08/15/2022
Sale of Common Stock	(110,159)	74.5639	08/16/2022
Sale of Common Stock	(9,950)	74.5639	08/16/2022
Purchase of Forward Contract	120,109	74.6252	08/16/2022
Purchase of Common Stock	36,927	74.5345	08/16/2022
Purchase of Common Stock	36,927	74.5345	08/16/2022
Purchase of Forward Contract	120,063	72.2926	08/17/2022
Sale of Common Stock	(120,063)	72.1952	08/17/2022
Purchase of Common Stock	17,349	72.1287	08/17/2022
Purchase of Common Stock	17,349	72.1287	08/17/2022
Purchase of Forward Contract	88,698	72.4627	08/18/2022
Sale of Common Stock	(54,276)	72.3862	08/18/2022
Sale of Common Stock	(34,422)	72.3862	08/18/2022
Purchase of Common Stock	30,565	72.5654	08/18/2022
Purchase of Common Stock	30,565	72.5654	08/18/2022
Purchase of Common Stock	78,708	69.6012	08/19/2022
Purchase of Common Stock	78,708	69.6012	08/19/2022
Purchase of Forward Contract	150,138	67.0009	08/22/2022
Sale of Common Stock	(109,273)	66.9441	08/22/2022
Sale of Common Stock	(40,865)	66.9441	08/22/2022
Purchase of Common Stock	60,792	67.0905	08/22/2022
Purchase of Common Stock	60,792	67.0905	08/22/2022
Sale of Common Stock	(20,848)	67.2744	08/23/2022
Sale of Common Stock	(129,200)	67.2744	08/23/2022
Purchase of Forward Contract	150,048	67.3552	08/23/2022
Purchase of Common Stock	30,000	67.1787	08/23/2022
Purchase of Common Stock	30,000	67.1787	08/23/2022
Sale of Common Stock	(69,944)	68.2844	08/25/2022
Sale of Common Stock	(30,000)	68.2844	08/25/2022
Purchase of Forward Contract	99,944	68.3640	08/25/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[3]	(201,600)	1.8421	08/26/2022
Purchase of Common Stock	60,000	65.1933	08/26/2022
Purchase of Common Stock	60,000	65.1933	08/26/2022
Purchase of Forward Contract	120,000	64.5729	08/29/2022
Sale of Common Stock	(60,000)	64.4840	08/29/2022
Sale of Common Stock	(60,000)	64.4840	08/29/2022
Sale of Forward Contract	(3,667)	67.0905	08/31/2022
Purchase of Forward Contract	3,650	64.2168	08/31/2022
Purchase of Common Stock	86,194	60.3619	09/01/2022
Purchase of Common Stock	86,194	60.3619	09/01/2022
Sale of Common Stock	(86,194)	61.5479	09/02/2022
Sale of Common Stock	(86,194)	61.5479	09/02/2022
Purchase of Forward Contract	172,388	61.5770	09/02/2022
Purchase of September 2022 Put Option ($60.00 Strike Price)[4]	201,600	2.3000	09/02/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[5]	(201,600)	2.3000	09/02/2022
Purchase of Common Stock	2,465	62.8688	09/06/2022
Purchase of Common Stock	2,466	62.8688	09/06/2022
Purchase of Common Stock	162,148	62.3207	09/06/2022
Purchase of Common Stock	162,148	62.3207	09/06/2022
Purchase of Common Stock	22,912	63.8584	09/07/2022
Purchase of Common Stock	22,913	63.8584	09/07/2022
Purchase of Common Stock	8,157	65.0204	09/07/2022
Purchase of Common Stock	8,157	65.0204	09/07/2022
Purchase of Common Stock	19,049	64.6347	09/07/2022
Purchase of Common Stock	19,049	64.6347	09/07/2022
Purchase of Common Stock	4,582	65.6117	09/08/2022
Purchase of Common Stock	4,583	65.6117	09/08/2022
Purchase of Common Stock	8,432	64.7681	09/08/2022
Purchase of Common Stock	8,432	64.7681	09/08/2022
Purchase of Common Stock	9,745	65.7850	09/08/2022
Purchase of Common Stock	9,745	65.7850	09/08/2022
Purchase of Common Stock	1,674	65.7392	09/08/2022
Purchase of Common Stock	1,674	65.7392	09/08/2022
Purchase of Common Stock	6,817	65.5262	09/08/2022
Purchase of Common Stock	6,817	65.5262	09/08/2022
Purchase of Common Stock	6,874	70.0994	09/09/2022
Purchase of Common Stock	6,874	70.0994	09/09/2022
Purchase of Common Stock	8,248	70.6000	09/09/2022
Purchase of Common Stock	8,249	70.6000	09/09/2022
Purchase of Common Stock	28,310	69.5509	09/09/2022
Purchase of Common Stock	28,311	69.5509	09/09/2022
Purchase of Common Stock	64,315	72.3550	09/12/2022
Purchase of Common Stock	64,315	72.3550	09/12/2022
Purchase of Common Stock	45,825	71.3944	09/13/2022
Purchase of Common Stock	45,825	71.3944	09/13/2022
Purchase of Common Stock	88,683	71.5308	09/13/2022
Purchase of Common Stock	88,682	71.5308	09/13/2022
Purchase of Common Stock	51,303	72.1177	09/13/2022
Purchase of Common Stock	51,303	72.1177	09/13/2022
Purchase of Common Stock	18,518	71.4979	09/14/2022
Purchase of Common Stock	18,518	71.4979	09/14/2022
Purchase of Common Stock	45,597	72.1456	09/14/2022
Purchase of Common Stock	45,597	72.1456	09/14/2022
Sale of Common Stock	(17,351)	71.3831	09/14/2022
Sale of Common Stock	(132,649)	71.3831	09/14/2022
Purchase of Forward Contract	150,000	71.4938	09/14/2022
Purchase of Common Stock	1,039	75.9450	09/15/2022
Purchase of Common Stock	1,039	75.9450	09/15/2022
Purchase of Common Stock	4,231	73.6158	09/15/2022
Purchase of Common Stock	4,231	73.6158	09/15/2022
Sale of Common Stock	(28,918)	74.2537	09/15/2022
Sale of Common Stock	(221,082)	74.2537	09/15/2022
Purchase of Forward Contract	250,000	74.3252	09/15/2022
Purchase of Common Stock	43,850	73.1988	09/16/2022
Purchase of Common Stock	43,850	73.1988	09/16/2022
Purchase of Common Stock	69,583	73.3933	09/16/2022
Purchase of Common Stock	69,582	73.3933	09/16/2022

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of August 2022 Put Option ($45.00 Strike Price)[1]	(23,200)	0.9152	07/28/2022
Sale of August 2022 Call Option ($80.00 Strike Price)[2]	(16,100)	1.1140	08/04/2022
Sale of Forward Contract	(7,189)	67.9009	08/04/2022
Sale of Forward Contract	(5,362)	68.9105	08/09/2022
Purchase of Common Stock	6,857	78.4279	08/11/2022
Purchase of Common Stock	16,186	77.2051	08/11/2022
Purchase of Common Stock	3,028	77.5373	08/15/2022
Sale of Common Stock	(14,181)	74.5639	08/16/2022
Purchase of Forward Contract	14,181	74.6252	08/16/2022
Purchase of Common Stock	8,739	74.5345	08/16/2022
Purchase of Forward Contract	14,188	72.2926	08/17/2022
Sale of Common Stock	(14,188)	72.1952	08/17/2022
Purchase of Common Stock	4,106	72.1287	08/17/2022
Purchase of Forward Contract	10,547	72.4627	08/18/2022
Sale of Common Stock	(10,547)	72.3862	08/18/2022
Purchase of Common Stock	7,234	72.5654	08/18/2022
Purchase of Common Stock	18,627	69.6012	08/19/2022
Purchase of Forward Contract	17,725	67.0009	08/22/2022
Sale of Common Stock	(17,725)	66.9441	08/22/2022
Purchase of Common Stock	14,388	67.0905	08/22/2022
Sale of Common Stock	(17,742)	67.2744	08/23/2022
Purchase of Forward Contract	17,742	67.3552	08/23/2022
Purchase of Common Stock	7,100	67.1787	08/23/2022
Sale of Common Stock	(11,882)	68.2844	08/25/2022
Purchase of Forward Contract	11,882	68.3640	08/25/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[3]	(23,800)	1.8421	08/26/2022
Purchase of Common Stock	14,200	65.1933	08/26/2022
Purchase of Forward Contract	14,200	64.5729	08/29/2022
Sale of Common Stock	(14,200)	64.4840	08/29/2022
Sale of Forward Contract	(436)	67.0905	08/31/2022
Purchase of Forward Contract	432	64.2168	08/31/2022
Purchase of Common Stock	19,750	60.3619	09/01/2022
Sale of Common Stock	(19,750)	61.5479	09/02/2022
Purchase of Forward Contract	19,750	61.5770	09/02/2022
Purchase of September 2022 Put Option ($60.00 Strike Price)[4]	23,800	2.3000	09/02/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[5]	(23,800)	2.3000	09/02/2022
Purchase of Common Stock	565	62.8688	09/06/2022
Purchase of Common Stock	37,153	62.3207	09/06/2022
Purchase of Common Stock	5,250	63.8584	09/07/2022
Purchase of Common Stock	1,869	65.0204	09/07/2022
Purchase of Common Stock	4,365	64.6347	09/07/2022
Purchase of Common Stock	1,050	65.6117	09/08/2022
Purchase of Common Stock	1,932	64.7681	09/08/2022
Purchase of Common Stock	2,233	65.7850	09/08/2022
Purchase of Common Stock	383	65.7392	09/08/2022
Purchase of Common Stock	1,562	65.5262	09/08/2022
Purchase of Common Stock	1,575	70.0994	09/09/2022
Purchase of Common Stock	1,890	70.6000	09/09/2022
Purchase of Common Stock	6,487	69.5509	09/09/2022
Exercise of Forward Contract	199,950	63.9446	09/12/2022
Purchase of Common Stock	14,737	72.3550	09/12/2022
Purchase of Common Stock	10,500	71.3944	09/13/2022
Purchase of Common Stock	20,320	71.5308	09/13/2022
Purchase of Common Stock	11,755	72.1177	09/13/2022
Purchase of Common Stock	4,243	71.4979	09/14/2022
Purchase of Common Stock	10,448	72.1456	09/14/2022
Purchase of Common Stock	238	75.9450	09/15/2022
Purchase of Common Stock	969	73.6158	09/15/2022
Purchase of Common Stock	10,048	73.1988	09/16/2022
Purchase of Common Stock	15,944	73.3933	09/16/2022

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of August 2022 Put Option ($45.00 Strike Price)[1]	(17,500)	0.9152	07/28/2022
Sale of August 2022 Call Option ($80.00 Strike Price)[2]	(11,600)	1.1140	08/04/2022
Sale of Forward Contract	(5,214)	67.9009	08/04/2022
Sale of Forward Contract	(3,888)	68.9105	08/09/2022
Purchase of Common Stock	5,022	78.4279	08/11/2022
Purchase of Common Stock	11,855	77.2051	08/11/2022
Purchase of Common Stock	2,218	77.5373	08/15/2022
Sale of Common Stock	(10,386)	74.5639	08/16/2022
Purchase of Forward Contract	10,386	74.6252	08/16/2022
Purchase of Common Stock	6,400	74.5345	08/16/2022
Purchase of Forward Contract	10,392	72.2926	08/17/2022
Sale of Common Stock	(10,392)	72.1952	08/17/2022
Purchase of Common Stock	3,007	72.1287	08/17/2022
Purchase of Forward Contract	7,724	72.4627	08/18/2022
Sale of Common Stock	(7,724)	72.3862	08/18/2022
Purchase of Common Stock	5,298	72.5654	08/18/2022
Purchase of Common Stock	13,643	69.6012	08/19/2022
Purchase of Forward Contract	12,982	67.0009	08/22/2022
Sale of Common Stock	(12,982)	66.9441	08/22/2022
Purchase of Common Stock	10,537	67.0905	08/22/2022
Sale of Common Stock	(12,994)	67.2744	08/23/2022
Purchase of Forward Contract	12,994	67.3552	08/23/2022
Purchase of Common Stock	5,200	67.1787	08/23/2022
Sale of Common Stock	(8,702)	68.2844	08/25/2022
Purchase of Forward Contract	8,702	68.3640	08/25/2022
Purchase of Common Stock	10,400	65.1933	08/26/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[3]	(17,500)	1.8421	08/26/2022
Purchase of Forward Contract	10,400	64.5729	08/29/2022
Sale of Common Stock	(10,400)	64.4840	08/29/2022
Sale of Forward Contract	(318)	67.0905	08/31/2022
Purchase of Forward Contract	316	64.2168	08/31/2022
Purchase of Common Stock	14,671	60.3619	09/01/2022
Sale of Common Stock	(14,671)	61.5479	09/02/2022
Purchase of Forward Contract	14,671	61.5770	09/02/2022
Purchase of September 2022 Put Option ($60.00 Strike Price)[4]	17,500	2.3000	09/02/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[5]	(17,500)	2.3000	09/02/2022
Purchase of Common Stock	420	62.8688	09/06/2022
Purchase of Common Stock	27,600	62.3207	09/06/2022
Purchase of Common Stock	3,900	63.8584	09/07/2022
Purchase of Common Stock	1,388	65.0204	09/07/2022
Purchase of Common Stock	3,242	64.6347	09/07/2022
Purchase of Common Stock	780	65.6117	09/08/2022
Purchase of Common Stock	1,435	64.7681	09/08/2022
Purchase of Common Stock	1,659	65.7850	09/08/2022
Purchase of Common Stock	285	65.7392	09/08/2022
Purchase of Common Stock	1,160	65.5262	09/08/2022
Purchase of Common Stock	1,170	70.0994	09/09/2022
Purchase of Common Stock	1,404	70.6000	09/09/2022
Purchase of Common Stock	4,819	69.5509	09/09/2022
Exercise of Forward Contract	146,047	63.9671	09/12/2022
Purchase of Common Stock	10,948	72.3550	09/12/2022
Purchase of Common Stock	7,800	71.3944	09/13/2022
Purchase of Common Stock	15,095	71.5308	09/13/2022
Purchase of Common Stock	8,732	72.1177	09/13/2022
Purchase of Common Stock	3,152	71.4979	09/14/2022
Purchase of Common Stock	7,761	72.1456	09/14/2022
Purchase of Common Stock	177	75.9450	09/15/2022
Purchase of Common Stock	720	73.6158	09/15/2022

Purchase of Common Stock	7,464	73.1988	09/16/2022
Purchase of Common Stock	11,844	73.3933	09/16/2022

CUSIP No. M98068105

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of August 2022 Put Option ($45.00 Strike Price)[1]	(11,700)	0.9152	07/28/2022
Sale of August 2022 Call Option ($80.00 Strike Price)[2]	(7,900)	1.1140	08/04/2022
Sale of Forward Contract	(3,547)	67.9009	08/04/2022
Sale of Forward Contract	(2,646)	68.9105	08/09/2022
Purchase of Common Stock	3,477	78.4279	08/11/2022
Purchase of Common Stock	8,207	77.2051	08/11/2022
Purchase of Common Stock	1,535	77.5373	08/15/2022
Sale of Common Stock	(7,190)	74.5639	08/16/2022
Purchase of Forward Contract	7,190	74.6252	08/16/2022
Purchase of Common Stock	4,431	74.5345	08/16/2022
Purchase of Forward Contract	7,195	72.2926	08/17/2022
Sale of Common Stock	(7,195)	72.1952	08/17/2022
Purchase of Common Stock	2,082	72.1287	08/17/2022
Purchase of Forward Contract	5,347	72.4627	08/18/2022
Sale of Common Stock	(5,347)	72.3862	08/18/2022
Purchase of Common Stock	3,668	72.5654	08/18/2022
Purchase of Common Stock	9,445	69.6012	08/19/2022
Purchase of Forward Contract	8,988	67.0009	08/22/2022
Sale of Common Stock	(8,988)	66.9441	08/22/2022
Purchase of Common Stock	7,295	67.0905	08/22/2022
Sale of Common Stock	(8,995)	67.2744	08/23/2022
Purchase of Forward Contract	8,995	67.3552	08/23/2022
Purchase of Common Stock	3,600	67.1787	08/23/2022
Sale of Common Stock	(6,025)	68.2844	08/25/2022
Purchase of Forward Contract	6,025	68.3640	08/25/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[3]	(12,100)	1.8421	08/26/2022
Purchase of Common Stock	7,200	65.1933	08/26/2022
Purchase of Forward Contract	7,200	64.5729	08/29/2022
Sale of Common Stock	(7,200)	64.4840	08/29/2022
Sale of Forward Contract	(218)	67.0905	08/31/2022
Purchase of Forward Contract	219	64.2168	08/31/2022
Purchase of Common Stock	8,464	60.3619	09/01/2022
Sale of Common Stock	(8,464)	61.5479	09/02/2022
Purchase of Forward Contract	8,464	61.5770	09/02/2022
Purchase of September 2022 Put Option ($60.00 Strike Price)[4]	12,100	2.3000	09/02/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[5]	(12,100)	2.3000	09/02/2022
Purchase of Common Stock	242	62.8688	09/06/2022
Purchase of Common Stock	15,923	62.3207	09/06/2022
Purchase of Common Stock	2,250	63.8584	09/07/2022
Purchase of Common Stock	801	65.0204	09/07/2022
Purchase of Common Stock	1,871	64.6347	09/07/2022
Purchase of Common Stock	450	65.6117	09/08/2022
Purchase of Common Stock	828	64.7681	09/08/2022
Purchase of Common Stock	957	65.7850	09/08/2022
Purchase of Common Stock	164	65.7392	09/08/2022
Purchase of Common Stock	670	65.5262	09/08/2022
Purchase of Common Stock	675	70.0994	09/09/2022
Purchase of Common Stock	810	70.6000	09/09/2022
Purchase of Common Stock	2,780	69.5509	09/09/2022
Purchase of Common Stock	6,316	72.3550	09/12/2022
Purchase of Common Stock	4,500	71.3944	09/13/2022
Purchase of Common Stock	8,709	71.5308	09/13/2022
Purchase of Common Stock	5,038	72.1177	09/13/2022
Purchase of Common Stock	1,818	71.4979	09/14/2022
Purchase of Common Stock	4,478	72.1456	09/14/2022
Purchase of Common Stock	102	75.9450	09/15/2022
Purchase of Common Stock	415	73.6158	09/15/2022
Purchase of Common Stock	4,306	73.1988	09/16/2022
Purchase of Common Stock	6,833	73.3933	09/16/2022

CUSIP No. M98068105

STARBOARD X MASTER FUND LTD

Sale of August 2022 Put Option ($45.00 Strike Price)[1]	(43,600)	0.9152	07/28/2022
Sale of August 2022 Call Option ($80.00 Strike Price)[2]	(30,100)	1.1140	08/04/2022
Sale of Forward Contract	(13,478)	67.9009	08/04/2022
Sale of Forward Contract	(10,055)	68.9105	08/09/2022
Purchase of Common Stock	12,940	78.4279	08/11/2022
Purchase of Common Stock	30,548	77.2051	08/11/2022
Purchase of Common Stock	5,716	77.5373	08/15/2022
Sale of Common Stock	(26,763)	74.5639	08/16/2022
Purchase of Forward Contract	26,763	74.6252	08/16/2022
Purchase of Common Stock	16,494	74.5345	08/16/2022
Purchase of Forward Contract	26,779	72.2926	08/17/2022
Sale of Common Stock	(26,779)	72.1952	08/17/2022
Purchase of Common Stock	7,749	72.1287	08/17/2022
Purchase of Forward Contract	19,905	72.4627	08/18/2022
Sale of Common Stock	(19,905)	72.3862	08/18/2022
Purchase of Common Stock	13,653	72.5654	08/18/2022
Purchase of Common Stock	35,156	69.6012	08/19/2022
Purchase of Forward Contract	33,454	67.0009	08/22/2022
Sale of Common Stock	(33,454)	66.9441	08/22/2022
Purchase of Common Stock	27,154	67.0905	08/22/2022
Sale of Common Stock	(33,484)	67.2744	08/23/2022
Purchase of Forward Contract	33,484	67.3552	08/23/2022
Purchase of Common Stock	13,400	67.1787	08/23/2022
Sale of Common Stock	(22,425)	68.2844	08/25/2022
Purchase of Forward Contract	22,425	68.3640	08/25/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[3]	(45,000)	1.8421	08/26/2022
Purchase of Common Stock	26,800	65.1933	08/26/2022
Purchase of Forward Contract	26,800	64.5729	08/29/2022
Sale of Common Stock	(26,800)	64.4840	08/29/2022
Sale of Forward Contract	(820)	67.0905	08/31/2022
Purchase of Forward Contract	815	64.2168	08/31/2022
Purchase of Common Stock	37,807	60.3619	09/01/2022
Sale of Common Stock	(37,807)	61.5479	09/02/2022
Purchase of Forward Contract	37,807	61.5770	09/02/2022
Purchase of September 2022 Put Option ($60.00 Strike Price)[4]	45,000	2.3000	09/02/2022
Sale of September 2022 Put Option ($60.00 Strike Price)[5]	(45,000)	2.3000	09/02/2022
Purchase of Common Stock	1,081	62.8688	09/06/2022
Purchase of Common Stock	71,122	62.3207	09/06/2022
Purchase of Common Stock	10,050	63.8584	09/07/2022
Purchase of Common Stock	3,578	65.0204	09/07/2022
Purchase of Common Stock	8,355	64.6347	09/07/2022
Purchase of Common Stock	2,010	65.6117	09/08/2022
Purchase of Common Stock	3,698	64.7681	09/08/2022
Purchase of Common Stock	4,275	65.7850	09/08/2022
Purchase of Common Stock	734	65.7392	09/08/2022
Purchase of Common Stock	2,990	65.5262	09/08/2022
Purchase of Common Stock	3,015	70.0994	09/09/2022
Purchase of Common Stock	3,618	70.6000	09/09/2022
Purchase of Common Stock	12,418	69.5509	09/09/2022
Exercise of Forward Contract	376,909	63.9579	09/12/2022
Purchase of Common Stock	28,210	72.3550	09/12/2022
Purchase of Common Stock	20,100	71.3944	09/13/2022
Purchase of Common Stock	38,898	71.5308	09/13/2022
Purchase of Common Stock	22,502	72.1177	09/13/2022
Purchase of Common Stock	8,123	71.4979	09/14/2022
Purchase of Common Stock	20,001	72.1456	09/14/2022
Purchase of Common Stock	455	75.9450	09/15/2022
Purchase of Common Stock	1,856	73.6158	09/15/2022

Purchase of Common Stock	19,234	73.1988	09/16/2022
Purchase of Common Stock	30,521	73.3933	09/16/2022

CUSIP No. M98068105

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Forward Contract	(10,447)	67.9009	08/04/2022
Sale of Forward Contract	(8,215)	68.9105	08/09/2022
Purchase of Common Stock	10,333	78.4279	08/11/2022
Purchase of Common Stock	24,393	77.2051	08/11/2022
Purchase of Common Stock	4,564	77.5373	08/15/2022
Sale of Common Stock	(21,371)	74.5639	08/16/2022
Purchase of Forward Contract	21,371	74.6252	08/16/2022
Purchase of Common Stock	13,171	74.5345	08/16/2022
Purchase of Forward Contract	21,383	72.2926	08/17/2022
Sale of Common Stock	(21,383)	72.1952	08/17/2022
Purchase of Common Stock	6,188	72.1287	08/17/2022
Purchase of Forward Contract	15,895	72.4627	08/18/2022
Sale of Common Stock	(15,895)	72.3862	08/18/2022
Purchase of Common Stock	10,901	72.5654	08/18/2022
Purchase of Common Stock	28,072	69.6012	08/19/2022
Purchase of Forward Contract	26,713	67.0009	08/22/2022
Sale of Common Stock	(26,713)	66.9441	08/22/2022
Purchase of Common Stock	21,683	67.0905	08/22/2022
Sale of Common Stock	(26,737)	67.2744	08/23/2022
Purchase of Forward Contract	26,737	67.3552	08/23/2022
Purchase of Common Stock	10,700	67.1787	08/23/2022
Sale of Common Stock	(17,906)	68.2844	08/25/2022
Purchase of Forward Contract	17,906	68.3640	08/25/2022
Purchase of Common Stock	21,400	65.1933	08/26/2022
Purchase of Forward Contract	21,400	64.5729	08/29/2022
Sale of Common Stock	(21,400)	64.4840	08/29/2022
Sale of Forward Contract	(624)	67.0905	08/31/2022
Purchase of Forward Contract	651	64.2168	08/31/2022
Purchase of Common Stock	29,061	60.3619	09/01/2022
Sale of Common Stock	(29,061)	61.5479	09/02/2022
Purchase of Forward Contract	29,061	61.5770	09/02/2022
Purchase of Common Stock	831	62.8688	09/06/2022
Purchase of Common Stock	54,668	62.3207	09/06/2022
Purchase of Common Stock	7,725	63.8584	09/07/2022
Purchase of Common Stock	2,750	65.0204	09/07/2022
Purchase of Common Stock	6,423	64.6347	09/07/2022
Purchase of Common Stock	1,545	65.6117	09/08/2022
Purchase of Common Stock	2,843	64.7681	09/08/2022
Purchase of Common Stock	3,286	65.7850	09/08/2022
Purchase of Common Stock	564	65.7392	09/08/2022
Purchase of Common Stock	2,298	65.5262	09/08/2022
Purchase of Common Stock	2,317	70.0994	09/09/2022
Purchase of Common Stock	2,781	70.6000	09/09/2022
Purchase of Common Stock	9,545	69.5509	09/09/2022
Exercise of Forward Contract	297,701	72.0867	09/12/2022
Purchase of Common Stock	21,684	72.3550	09/12/2022
Purchase of Common Stock	15,450	71.3944	09/13/2022
Purchase of Common Stock	29,899	71.5308	09/13/2022
Purchase of Common Stock	17,297	72.1177	09/13/2022
Purchase of Common Stock	6,243	71.4979	09/14/2022
Purchase of Common Stock	15,373	72.1456	09/14/2022
Purchase of Common Stock	350	75.9450	09/15/2022
Purchase of Common Stock	1,426	73.6158	09/15/2022

Purchase of Common Stock	14,785	73.1988	09/16/2022
Purchase of Common Stock	23,460	73.3933	09/16/2022

_________________________

1 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $45.00 per Share and expired worthless pursuant to their terms on August 19, 2022.

2 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $80.00 per Share and expired worthless pursuant to their terms on August 19, 2022.

3 Represents Shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $60.00 per Share and would have expired on September 16, 2022.

4 Represents Shares underlying American-style put options purchased in the over the counter market to cover a short. These put options had an exercise price of $60.00 per Share and would have expired on September 16, 2022.

5 Represents Shares underlying European-style put options sold short in the over the counter market. These put options had an exercise price of $60.00 per Share and expired worthless pursuant to their terms on September 16, 2022.